

Mail Stop 3233

April 28, 2016

Via E-Mail
Mr. Darren J. Tangen
Chief Financial Officer
Colony Capital, Inc.
515 South Flower Street, 44th Floor
Los Angeles, CA 90071

Re: Colony Capital, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34456

Dear Mr. Tangen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 69

1.   Please tell us, and consider disclosing in future filings, the nature and quantification of the adjustments attributable to noncontrolling interests in investment entities.

Consolidated Statements of Cash Flows, page F-9

2.   Please tell us the nature of the line item titled "Accretion in excess of cash receipts on purchased credit impaired loan" included in operating activities and

explain how this differs from the "cash receipts in excess of accretion on purchased credit impaired loans" included in investing activities.

Note 3. Combination with Colony Capital, page F-22

3. Please tell us your basis for accounting for the Combination under the acquisition method. Also, tell us how you accounted for the non-competition arrangements disclosed on page F-22 and your preexisting relationship with the Manager.

Note 4. Variable Interest Entities

Sponsored Funds, page F-24

4. We note that you have an investment in a Sponsored Fund that is accounted for under the equity method. Please provide us with a detailed analysis of how you determined that you are not the primary beneficiary.

Note 7. Investments in Unconsolidated Joint Ventures, page F-30

5. We note your disclosure that because the combination of the Company's interests with those held by the Co-Investment Funds in the investment entities, and the Company now acts as investment manager of the Co-Investment Funds, the Company is considered to have a controlling financial interest in these investment entities post-Combination and accordingly, the Company consolidated 52 investment entities. Please tell us how you came to this conclusion and the accounting guidance upon you which you relied.

Note 22. Subsequent Events, page F-56

6. Please tell us how you intend to account for your investments in SFR and CAF following the merger of CAH and SWAY, citing the relevant accounting guidance upon which you relied.

Note 21. Segment Information, page F-53

7. Please disclose the geographic information required by ASC 280-10-50-41 in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities